Exhibit 99.2

NEUROSENSE THERAPEUTICS LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Financial Position

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
Assets

Current assets:
Cash	4,349	11,063
Short term deposits (*)	6,025	-
Other receivables	707	310
Restricted deposits	23	39
Total current assets	11,104	11,412

Non-current assets:
Right of use assets	268	-
Non-current restricted deposit	35	-
Property, plant and equipment, net	46	19
Total non-current assets	349	19

Total assets	11,453	11,431

Liabilities and Equity

Current liabilities:
Trade payables	120	39
Other payables	616	558
Total current liabilities	736	597

Non Current liabilities:
Long term lease liability	190	-
Liability in respect of warrants	691	1,828
	881	1,828

Total liabilities	1,617	2,425

Shareholders’ equity:
Ordinary shares	-	-
Share premium and capital reserve	24,478	17,452
Accumulated deficit	(14,642)	(8,446)
Total Shareholders’ equity	9,836	9,006

Total liabilities and shareholders’ equity	11,453	11,431

(*) Short term bank deposits for periods of 5-12 months with annual interest rate of 0.91%-2.3%.

Date of approval of the interim financial statements: August 30, 2022

Alon Ben-Noon	Or Eisenberg
Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Income and Comprehensive Loss

U.S. dollars in thousands except share and per share data

		Six months	Six months	For the year
		ended	ended	ended
		June 30,	June 30,	December 31,
	Note	2022	2021	2021

Research and development expenses	7	(3,166)	(2,517)	(3,082)

General and administrative expenses	8	(3,688)	(545)	(2,505)

Operating loss		(6,854)	(3,062)	(5,587)

Financing income		716	11	2,732

Financing expenses		(58)	(1)	(1,186)

Financing income, net		658	10	1,546

Net loss and comprehensive loss		(6,196)	(3,052)	(4,041)
Basic and diluted net loss per share		(0.55)	(1.62)	(0.65)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share		11,294,701	1,887,196	6,243,411

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary	Share Premium And Capital	Accumulated	Total
	Shares	Reserve	deficit	Equity
Six months ended June 30, 2022:

Balance as of January 1, 2022	-	17,452	(8,446)	9,006
Share-based compensation	-	2,808	-	2,808
Net loss and comprehensive loss	-	-	(6,196)	(6,196)
Cancelation of options	-	(96)	-	(96)
Exercise of warrants	-	4,314	-	4,314

Balance as of June 30, 2022	-	24,478	(14,642)	9,836
Six months ended June 30, 2021:

Balance as of January 1, 2021	-	5,064	(4,405)	659
Share-based compensation	-	2,630	-	2,630
Net loss and comprehensive loss	-	-	(3,052)	(3,052)
Issuance of SAFE instruments	-	700	-	700

Balance as of June 30, 2021	-	8,394	(7,457)	937
For the year ended December 31, 2021:

Balance as of January 1, 2021	-	5,064	(4,405)	659
Issuance of SAFE instruments	-	800	-	800
Exercise of warrants and options	-	1,311	-	1,311
Share-based compensation	-	4,716	-	4,716
Issuance of ordinary shares , net upon IPO	-	5,561	-	5,561
Net loss and comprehensive loss	-	-	(4,041)	(4,041)

Balance as of December 31, 2021	-	17,452	(8,446)	9,006

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Cash Flows

U.S. dollars in thousands

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2022	2021	2021

Cash flows from operating activities
Net loss for the period	(6,196)	(3,052)	(4,041)

Adjustments:
Depreciation and amortization	41	*	3
Share-based compensation	2,808	2,630	4,159
Revaluation of liability in respect to warrants	(693)	-	(2,732)
Loss from disposal of property and equipment	-	-	8
Finance expenses	65	-	791

Changes in assets and liabilities:
Decrease (increase) in other receivables	(397)	14	(204)
Increase (decrease) in trade payables	81	(43)	(16)
Increase (decrease) in other payables	5	48	493

Net cash used in operating activities	(4,286)	(403)	(1,539)

Cash flows from investing activities
Investment in short term deposit, net	(6,000)	-	-
Investment in restricted deposit	(19)	-	-
Purchase of property, plant and equipment	(30)	(2)	(17)
Net cash used in investing activities	(6,049)	(2)	(17)

Cash flows from financing activities
Proceeds from issuance of SAFE instruments	-	700	800
Share based payment acquired	(96)	-	-
Exercise of warrants and options	3,870	-	1,238
Proceeds from issuance of shares and warrants, net	-	-	9,864
Repayment of lease liability	(67)	-	-
Net cash provided by financing activities	3,707	700	11,902

Effects of exchange rate changes on cash and cash equivalents	(86)	-	18
Net increase (decrease) in cash and cash equivalents	(6,714)	295	10,364

Cash at beginning of the period	11,063	699	699

Cash at end of the period	4,349	994	11,063

Non-cash activity
Exercise of warrants	444	-	-
Exercise of options	-	-	76
Recognition of right of use assets	306	-	-

(*)	Represents an amount less than one thousand.

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 1 – General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale and the Company’s operations have been funded primarily by its shareholders and initial public offering. To date, the Company has generated no sales or revenues, has incurred losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. While management is progressing with its plans to secure external financing, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow the Company to continue its operations, or if available, on terms favorable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials. These decisions could have a material adverse effect on the Company’s business. Based on its current expected level of operating expenditures, the Company believes that its cash resources as of June 30, 2022 will be sufficient to continue the development of the Company’s product through the end of the third quarter of 2023.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. The condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2021 (the “annual financial statements”).

These condensed interim financial statements were authorized for issuance by the Company’s Board of Directors on August 30, 2022.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 2 – Basis of Preparation (Cont.)

B.	Use of estimates and judgments

The preparation of interim financial statements in accordance to IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied by the Company in its annual financial statements except the following:

IFRS 16, Leases

During the reporting period, International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”) become applicable to the Company’s financial statements.

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the commencement of the lease contract for all the leases in which the Company has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Company recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of January 1, 2022, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses.

On January 1, 2022, the Company recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application which was 6% basis, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application.

Furthermore, as part of the initial application of the standard, the Company has chosen to apply the following expedients:

Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their commencement for all groups of underlying assets to which the right-of-use relates.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 3 - Significant Accounting Policies (cont’d)

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2022:

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset, which is 4 years.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Note 4 - Liability in Respect of Warrants

The fair value of the liability in respect to the warrants at June 30, 2022 and December 31, 2021 was determined according to the warrant price at the stock market (fair value measurement at level 1).

The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2022
Description	Fair value	Level 1	Level 2	Level 3
Liability in respect of warrants	$691	$691	$-	$-

	December 31, 2021
Description	Fair value	Level 1	Level 2	Level 3
Liability in respect of warrants	$1,828	$1,828	$-	$-

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 5 – Lease

In December 2021, the Company entered into an office space lease agreement, which commenced on January 1, 2022. Monthly rent payments including utilities amount to approximately $7 thousand. The lease period is for 24 months with an option to extend the lease period for additional two periods of 12 months each and the Company expects to exercise the options for additional lease period. Accordingly, the Company recognized in the statement of financial position a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount.

Right-of-use-assets

Carrying amounts of right-of-use assets and movement during the period:

June 30, 2022
Balance as of January 1, 2022	-
Initial recognition	306
Depreciation on right-of-use-assets	(38)

Balance as of June 30, 2022	268

Lease liability

Maturity analysis of the Company’s lease liabilities

June 30, 2022
Less than one year	52
One to four years	190

Total	242

Current maturities of lease liability	(52)

Long-term lease liability	190

Additional information on leases

The following is a summary of weighted average remaining lease terms and discount rate for Company’s leases:

June 30, 2022
Lease term (years)	3.5
Weighted average discount rate	6%

The following are the amounts recognized in profit or loss:

June 30, 2022
Interest expenses on lease liability	4
Amortization of right-of-use-assets	38

Total	42

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 5 – Lease (Cont.)

Presented hereunder are the lease payments the Company paid in respect of these leases in the six months ended June 30, 2022:

	Fixed payments	Total payments
Lease payments	$67	67

Amounts recognized in the statement of cash flows

	Six months ended June 30, 2022	Six months ended June 30, 2021	For the year ended December 31, 2021
Cash flows for leases	$67	-	-

Note 6 – Shareholders’ Equity

On January 10 and January 11, 2022, the Company entered into option settlement agreement (“Agreements”) with certain consultants of the Company. Pursuant to the Agreements, the Company exchanged 27,000 options granted to certain consultants with cash payments in an aggregate of $96 thousand. The cash payment is deemed as the sole and complete settlement of the promised options. The Company recorded an additional expense of $23 thousand for such settlement which was recorded in the statements of comprehensive loss. The Company recorded the Agreements as a reduction in share premium and capital reserve.

On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company’s external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share, pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date. The options expire 10 years after the grant date.

On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over three years starting January 25, 2022. The options expire 10 years after grant date.

In March 2022, the Company’s board of directors approved the grant of an aggregate amount of 41,000 options to an employee and consultant of the Company. The options have an exercise price of $3.97 and $2.18 per share, respectively. The options vest quarterly over three and one years, respectively, from the grant date. The options expire 10 years after grant date.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 6 – Shareholders’ Equity (Cont.)

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors during the reporting period, at the date of grant:

Grant date
Expected volatility	93.64% - 93.92%
Exercise price	2.18-3.97
Share price	1.41 – 3.97
Risk-free interest rate	1.91% - 3.14%
Dividend yield	0
Expected life	2-10

The share-based expense recognized in the statements of income were as follows:

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2022	2021	2021

Share-based compensation expense – Research and development	855	2,210	1,969
Share-based compensation expense – General and administrative	1,953	420	1,849
Share-based compensation expense – Finance expenses	-	-	341

	2,808	2,630	4,159

In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at an exercise price per warrant of $6.

Note 7 – Research and development expenses

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2022	2021	2021

Subcontractors and consultants	1,782	144	628
Share-based compensation	855	2,210	1,969
Salaries and social benefits	529	150	447
Others	-	13	38

	3,166	2,517	3,082

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as of June 30, 2022

Note 8 – General and administrative expenses

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2022	2021	2021

Professional services	457	84	372
Share-based compensation	1,953	420	1,849
Salaries and social benefits	406	21	74
Insurance	645	3	68
Traveling abroad	56	10	50
Others	171	7	92

	3,688	545	2,505

Note 9 – Subsequent Events

On August 30, 2022, the Company’s board of directors approved an amendment to the Company’s 2018 Employee Share Option Plan (the “Amendment”). Among other things, the Amendment provides the ability to grant additional equity instruments (as opposed to just options).

On August 30, 2022, the Company’s board of directors approved the grant of aggregate amount of 120,000 options and 35,980 RSUs to several employees. The options have an exercise price of $1.99 per share and vest quarterly over 3 years starting August 30, 2022. The grants will become effective 30 days after the amended Plan is filed with the Israeli Tax Authority.